Exhibit 99.1

Highlander Silver Corp.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited)

Highlander Silver Corp.

Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of United States Dollars)

	Note	September 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)

Assets

Current assets
Cash and cash equivalents		$68,093	$78,942	$1,853
Short-term investment	5	7,067	–	–
Inventory	6	5,762	–	–
Accounts receivable	7, 21	7,301	66	81
Prepaids and other		3,627	148	19
Tax receivable	8	11,006	156	134
		102,856	79,312	2,087
Non-current assets
Deposits on non-current assets	10	3,868	–	–
Receivables	7	1,164	–	–
Reclamation deposits	9	3,430	44	44
Property and equipment	10	62,878	210	70
Mineral property interests	11	421,774	8,892	7,970
Right-of-use assets		417	8	–
Tax receivable	8	2,345	247	66

Total assets		$598,732	$88,713	$10,237

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	12, 21	$38,806	$1,780	$269
Community projects obligation	13	1,164	–	–
Consideration payable	11	–	1,250	1,250
Lease liabilities		155	9	–
Tax payable		3,965	15	7
Other liabilities		34	–	–
		44,124	3,054	1,526
Non-current liabilities
Community projects obligation	13	8,762	–	–
Consideration payable	11	–	–	1,250
Lease liabilities		195	–	–
Net smelter return royalty buy-back liability	4, 11	22,896	–	–
Reclamation provision	14	16,069	475	365
Deferred tax liability	4	117,179	–	–
Other liabilities		1,850	–	–
Total liabilities		211,075	3,529	3,141

Equity
Common shares	15	400,128	100,291	14,575
Reserves	15	16,872	2,546	1,348
Commitment to issue shares	15	–	547	37
Foreign currency reserve		(318)	2,363	(364)
Deficit		(29,025)	(20,563)	(8,500)
Total equity		387,657	85,184	7,096

Total liabilities and equity		$598,732	$88,713	$10,237

Nature of operations and going concern (Note 1)

Commitments (Note 24c)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)

Revenue	16	$37,746	$–	$93,973	$–
Cost of sales	17	(24,010)	–	(61,714)	–
Depletion, amortization, and depreciation	10	3,746	–	(14,212)	–
Gross profit		17,482	–	18,047	–

Exploration expenses	18	(22,259)	(2,103)	(36,038)	(5,019)
General and administrative expenses	19	(3,933)	(1,093)	(17,710)	(3,327)
Loss before other items		(8,710)	(3,196)	(35,701)	(8,346)

Finance cost	4b	(6,519)	(4)	(7,291)	(164)
Interest and other income		2,129	126	5,214	358
Foreign exchange gain (loss)		(911)	(33)	1,108	49
Remeasurement gain on previously held equity interest in Bear Creek	4	–	–	28,466	–
Write-off of receivables		–	–	–	(127)
Other expenses		(1)	–	(136)	–
Net loss before income taxes		(14,012)	(3,107)	(8,340)	(8,230)

Current income tax expense		(19)	–	(1,067)	–
Deferred income tax recovery (expense)		(3,106)	–	945	–
Net loss		(17,137)	(3,107)	(8,462)	(8,230)

Other comprehensive loss
Items that may be reclassified to profit or loss:
Foreign currency translation		224	(164)	(2,681)	1,314
Total comprehensive loss		$(16,913)	$(3,271)	$(11,143)	$(6,916)

Net loss per share attributable to: Shareholders of the Company
Basic and diluted		$(0.08)	$(0.03)	$(0.04)	$(0.08)

Weighted average number of shares outstanding
Basic and diluted		203,603,853	105,733,266	194,292,932	99,292,523

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)

Cash provided by (used in):
Operations
Net loss for the period		$(17,137)	$(3,107)	$(8,462)	$(8,230)
Adjustments for:
Accretion of community projects obligation	13	176	–	411	–
Adjustment to other liabilities		(49)	–	(23)	–
Depletion, amortization, and depreciation	10, 18	(3,635)	11	14,695	18
Deferred income tax recovery		3,106	–	(945)	–
Fair value gain on short-term investment	5	(19)	–	(19)	–
Finance cost		6,392	4	6,903	164
Foreign exchange		(203)	(74)	(1,553)	(285)
Interest income		(1,442)	(126)	(3,408)	(324)
Income taxes		19	–	1,067	–
Remeasurement gain on previously held equity interest in Bear Creek	4	–	–	(28,466)	–
Reclamation provision	14	14	23	19	54
Share-based compensation	15	1,771	350	5,783	1,019
Write-off of receivables		–	–	–	127
Net changes in non-cash working capital items:
Accounts payable and accrued liabilities	12	11,225	300	9,890	822
Inventory	6	626	–	4,965	–
Prepaid and other		(1,905)	(49)	(1,820)	(139)
Receivables	7	(5,962)	(27)	(7,004)	(30)
Tax payable		(1,479)	–	2,142	5
Income tax paid		–	–	(1,342)	–
Tax receivable	8	(825)	(150)	(2,869)	(247)
		(9,327)	(2,845)	(10,036)	(7,046)

Financing
Proceeds from non-brokered private placement, net of share issue costs paid	15	–	–	39,723	–
Proceeds from bought deal equity financing, net of share issue costs paid	15	–	58,772	–	79,557
Finance costs paid		(94)	(5)	(129)	(151)
Payment of lease liabilities		(125)	–	(275)	–
Proceeds from exercise of options and warrants	15	91	12	2,650	138
Debt settlement	4	–	–	(10,352)	–
Share issuance costs paid		–	–	(183)	–
		(128)	58,779	31,434	79,544

Investing
Investment in Bear Creek	4	–	–	(13,219)	–
Cash acquired on acquisition of Bear Creek	4	–	–	16,194	–
Deposits on non-current assets	10	(3,868)	–	(3,868)	–
Short-term investment	5	(7,048)	–	(7,048)	–
Mineral property interest		–	–	–	(16)
Milestone payment under acquisition agreement with SSR Mining	11	–	–	(1,250)	(1,250)
Interest and royalty income received		1,715	126	3,935	323
Payment of community projects and other liabilities	13	(9)	–	(1,178)	–
Property and equipment	10	(12,994)	–	(24,941)	(56)
Proceeds from sale of Tassa Project	7	–	–	500	–
		(22,204)	126	(30,875)	(999)
Effect of exchange rate changes on cash and cash equivalents		448	(282)	(1,372)	915
Increase (decrease) in cash and cash equivalents		(31,211)	55,778	(10,849)	72,414
Cash and cash equivalents, beginning of the period		99,304	17,798	78,942	1,162
Cash and cash equivalents, end of the period		$68,093	$73,576	$68,093	$73,576

Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, except number of shares)

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, December 31, 2025 (Restated)[1]	130,910,687	$100,291	$2,546	$547	$2,363	$(20,563)	$85,184
Shares issued on acquisition of Bear Creek (Note 4), net of share issue costs	36,225,457	256,850	–	–	–	–	256,850
Bear Creek warrants (Note 15)	–	–	8,610	–	–	–	8,610
Non-brokered private placement, net of share issue costs	8,060,226	39,723	–	–	–	–	39,723
Shares issued on exercise of options and warrants	23,977,048	2,717	(67)	–	–	–	2,650
Share-based compensation	–	–	5,783	–	–	–	5,783
Reclassification of commitment to issue shares to common shares	5,000,000	547	–	(547)	–	–	–
Net loss and comprehensive loss	–	–	–	–	(2,681)	(8,462)	(11,143)
Balance, September 30, 2026	204,173,418	$400,128	$16,872	$–	$(318)	$(29,025)	$387,657

Balance, December 31, 2024 (Restated)[1]	81,720,985	$14,887	$1,531	$–	$(418)	$(9,672)	$6,328
Bought deal equity financing, net of share issue costs (Restated)[1]	46,000,000	79,354	–	–	–	–	79,354
Transfer on expired stock options (Restated)[1]	–	–	(10)	–	–	10	–
Shares issued on exercise of stock options and warrants (Restated)[1]	859,702	178	(40)	–	–	–	138
Share-based compensation (Restated)[1]	–	–	1,019	–	–	–	1,019
Net loss and comprehensive loss (Restated)[1]	–	–	–	–	1,314	(8,230)	(6,916)
Balance, September 30, 2025 (Restated)[1]	128,580,687	$94,419	$2,500	$–	$896	$(17,892)	$79,923

1 Refer to Note 3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Operations and Going Concern

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. The Company’s principal business activity is the acquisition, exploration and development of mineral properties located in Peru, and the production and sale of gold and silver in Mexico. On February 26, 2026, the Company acquired Bear Creek Mining Corporation (“Bear Creek”), which holds the Corani Project in Peru and the Mercedes Mine in Mexico (Note 4). These condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2026 and 2025 comprise the Company and its subsidiaries. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and on the NYSE American LLC under the symbol HSLV.

With the exception of the Mercedes Mine, the Company has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral properties, are dependent upon the existence of economically recoverable mineral reserves in the mineral properties in which the Company holds an interest. The continued exploration and development of projects will depend primarily on the Company’s ability to obtain financing, as required, and on its ability to generate cash flows from operations.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The mining and exploration business involves a high degree of risk, and there can be no assurance that current mine production, exploration, and development projects will be profitable. The Company has historically relied on share capital financing, as well as property option or sale proceeds, to fund its property acquisition, exploration and evaluation expenditures, and operating expenses. On September 23, 2026, the Company executed a mandate letter with Natixis Corporate & Investment Banking to lead a fully underwritten seven-year senior secured project finance facility of $330,000 to fund the development and construction of the Corani Project, supported by a cost overrun facility of up to $100,000 to be provided by the Company (the “Facility”). The Facility remains subject to definitive documentation, due diligence and credit approvals, and closing is expected in the first quarter of 2027.

As at September 30, 2026, the Company had cash and cash equivalents of $68,093 (December 31, 2025 – $78,942). The Company has financed its operations primarily through the issuance of common shares.

2.	Basis of Preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 12, 2026.

b)	Summary of material accounting policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the fifteen months ended December 31, 2025.

Basis of consolidation

These condensed consolidated interim financial statements include the financial information of the Company and its subsidiaries.

Subsidiaries are entities controlled by the Company and are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are amended as necessary to align with the policies adopted by the Company.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

The condensed consolidated interim financial statements include the following entities:

Entity	Location	Ownership interest	Principal activity
Highlander Silver Corp.	Canada	100%	Parent company
Bear Creek Mining Corporation	Canada	100%	Holding company
Pacific West Exploration Services Inc.	Canada	100%	Exploration company
Cappex Mineral Ventures Inc.	Canada	100%	Holding company
Cappex Exploraciones S.A.C.	Peru	100%	Exploration company
Reliant Ventures S.A.C.	Peru	100%	Exploration company
San Luis Resource (BVI) Inc.	British Virgin Islands	100%	Holding company
San Luis Minerals (BVI) Inc.	British Virgin Islands	100%	Holding company
Silver Standard Peru (BVI) Inc.	British Virgin Islands	100%	Holding company
BCMC Corani Holdings Ltd.	Canada	100%	Holding company
Bear Creek Resources Company Ltd.	Canada	100%	Holding company
Bear Creek Exploration Company Ltd.	Canada	100%	Holding company
Bear Creek (BVI) Ltd.	British Virgin Islands	100%	Holding company
Corani Mining Ltd.	British Virgin Islands	100%	Holding company
Bear Creek Mining S.A.C.	Peru	100%	Exploration company
Bear Creek Mining Company Sucursal del Peru	Peru	100%	Exploration company
INEDE S.A.C.	Peru	100%	Exploration company
Electro Antapata S.A.C.	Peru	100%	Electrical power distribution
Minera Mercedes Minerales S. de R.L. de C.V.	Mexico	100%	Production company
Mercedes Gold Holdings S. A. de C.V.	Mexico	100%	Holding company
Premier Mining Mexico S. de R.L. de C.V.	Mexico	100%	Services company
Premier Gold Mines (Netherlands) Cooperative U.A.	Netherlands	100%	Holding company
Premier Gold Mines (Netherlands) B.V.	Netherlands	100%	Holding company
2536062 Ontario Inc.	Canada	100%	Holding company

Inter-company balances and transactions, and any unrealized income, loss and expenses arising from inter-company transactions, are eliminated in preparing these condensed consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

When control of a subsidiary is lost, the Company: (a) derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position; (b) recognizes any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with the relevant provisions of IFRS; and (c) recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business. The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interests in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill.

If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of net income (loss) and comprehensive income (loss).

Should consideration be contingent on future events, the consideration for the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable.

Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Property and equipment

The Company allocates the amount initially recognized for property and equipment to each asset’s significant components and depreciates each component separately. Property and equipment, other than mineral properties and deferred stripping costs, are depreciated on a straight-line basis over their estimated useful lives, typically ranging from 1 to 12 years.

Once a mineral property has been brought into commercial production, defined as the ability to consistently maintain production metrics, as determined by management for specific properties, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs that constitute a betterment. Betterments are deferred and amortized over the remaining useful life of the related assets. Mineral properties include decommissioning and restoration costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal or written off when no future economic benefits are expected to arise from the asset’s continued use or the cash-generating unit’s carrying value exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset, is recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Mineral properties and deferred stripping costs are amortized on the unit-of-production basis using the mineable ore tonnes extracted from the mine in the period as a percentage of the total mineable ore tonnes to be extracted in current and future periods based on mineral reserves and units produced during the period. Mineral properties are recorded at cost, net of accumulated depreciation and depletion, and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs depends on the successful development of economic mining operations or the disposition of the related mineral property. Residual values, depreciation and depletion methods, and useful lives are reviewed at each financial period end and adjusted on a prospective basis, if required.

Revenue

The Company follows a five-step process in determining whether to recognize revenue from the sale of precious metals:

●	identifying the contract with a customer,

●	identifying the performance obligations,

●	determining the transaction price,

●	allocating the transaction price to the performance obligations, and

●	recognizing revenue when performance obligations are satisfied.

Revenue from contracts with customers is generally recognized on the settlement date when the customer obtains control of the delivered asset and the Company satisfies its performance obligations. The Company considers the terms of the contract in determining the transaction price. The transaction price is either fixed on the settlement date or based on the contract’s pricing terms.

Any Net Smelter Returns (“NSRs”) or royalties to which the Company is subject are considered as costs to the Company and are recorded in the consolidated statement of net income (loss) and comprehensive income (loss) in the period such NSRs or royalties are incurred.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

Inventory

Material extracted from the mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Ore is accumulated in stockpiles and subsequently processed into gold and silver in a saleable form. Work-in-process represents gold and silver in the processing circuit that has not completed the production process and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form, respectively.

Mine operating supplies represent consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred to bring each product to its present location and condition. Cost of inventories includes direct labor, materials, and contractor expenses, depreciation of property and equipment, including capitalized development costs.

Provisions to reduce inventory to NRV are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for using slow-moving and obsolete supplies inventory. NRV is determined with reference to relevant market prices less applicable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to NRV, generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in NRV where the inventory is still on hand.

Segmented information

The Company manages its segmented information and continuously reviews the information that aids the decision-making process for the officers of the Company.

The Company considers any component of the Company to be a segment:

●	that engages in business activities from which it may earn revenues and/or incur expenses;

●	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	for which discrete financial information is available.

c)	Material accounting judgments and significant estimates and uncertainties

Other than the material judgments, estimates and uncertainties described below, the material judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, are consistent with those applied in the Company’s annual audited consolidated financial statements for the fifteen months ended December 31, 2025.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures and closure costs, discount rates, future metal prices and long term foreign exchange rates. These judgments and estimates also include the fair value of the NSRs granted on settlement of Bear Creek’s debt obligations, which also determines the fair value of the debt assumed, and the assessment of whether the portions of the NSRs subject to the Company’s buy-back options qualify for derecognition. The portion that does not qualify is recognized as an NSR buy-back liability initially measured at fair value and subsequently measured at amortized cost. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. Refer to Note 4 for further details on the acquisition of Bear Creek.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

Assessment of impairment and reversal of impairment indicators for property and equipment

The application of the Company’s accounting policy for impairment of mineral properties, property and equipment requires significant judgment to determine whether indicators of impairment exist, or whether there’s an indication of a reversal of previously recorded impairments. The review of impairment and reversal of impairment indicators includes consideration of significant changes in both external and internal sources of information, including factors such as:

●	a significant decline in the market value of the Company’s share price;

●	changes in quantity of the recoverable resources and reserves;

●	market and economic conditions impacting the precious metals industry;

●	metal prices and forecasts, capital expenditure requirements, expected future operating costs and production volumes;

●	and site restoration costs to the end of the mine’s life.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgment in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Mineral reserves and resources

Mineral reserves are estimates of ore that can be economically and legally extracted from the Company’s mineral property. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. Such estimates require complex geological assessments to interpret the data. Additionally, the estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, depreciation and amortization charges and royalty obligations.

Value added taxes

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or non-current assets, net of provisions, and reflect the Company’s best estimate of their recoverability and timing of receipt under existing tax rules. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and statement of financial position classifications made to date may be subject to change and such change may be material.

d)	Accounting policies adopted during the current period

Effective January 1, 2026, the Company has applied the following new accounting standard which was issued by the IASB:

The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial assets and financial liabilities, including an optional exception that permits the early derecognition of certain financial liabilities settled through electronic payment systems earlier than the settlement date. The Company elected to apply the exception.

The adoption of this amended standard had no material impact on the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

e)	New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

3.	Change in Presentation Currency

On January 1, 2026, the Company elected to change its presentation currency from Canadian dollars to United States dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry, and management considers that it provides reliable and more relevant information. The functional currency of the parent company remains the Canadian dollar.

The change in presentation currency has been made in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and has been applied on a full retrospective basis.

For periods prior to January 1, 2026, the statements of financial position for each period presented have been translated from Canadian dollars to United States dollars at the rate of exchange prevailing at the respective financial position date with the exception of equity items as described below.

The consolidated statements of net income (loss) and comprehensive income (loss) and the statement of cash flows were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of the transactions. Exchange differences arising on translation from the Canadian dollar to the United States dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity. Loss per share for comparative periods has been restated accordingly.

Equity has been restated using historical average exchange rates other than for significant transactions for which the actual historical rate was used with the difference being presented as an adjustment to the foreign currency reserve.

In addition to the comparative financial statements, the Company has presented a third statement of financial position as at October 1, 2024, being the beginning of the fifteen-month transition period ended December 31, 2025.

The exchange rates used to reflect the change in presentation currency in the accompanying condensed consolidated interim financial statements were as follows:

	Average rate (C$/US$)	Closing rate (C$/US$)
October 1, 2024	N/A	1.3499
December 31, 2024	N/A	1.4389
Three months ended March 31, 2025	1.4352	1.4376
Three months ended June 30, 2025	1.3841	1.3643
Three months ended September 30, 2025	1.3775	1.3921
Three months ended December 31, 2025	1.3947	1.3706

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

4.	Acquisition of Bear Creek

On February 26, 2026 (the “Acquisition Date”), the Company acquired all of the issued and outstanding common shares of Bear Creek that it did not already own, by way of a court-approved plan of arrangement (the “Arrangement”) under an arrangement agreement dated December 18, 2025. Bear Creek shareholders received 0.1175 Highlander common shares for each Bear Creek share, resulting in the issuance of 36,225,457 common shares. Bear Creek holds the Mercedes Mine in Mexico and the Corani Project in Peru. Prior to closing, the Company held 50,000,000 Bear Creek shares, acquired through a C$18,000 private placement completed concurrently with the signing of the arrangement agreement.

Under the Arrangement, Bear Creek’s in-the-money stock options, RSUs and DSUs were exchanged for Highlander common shares, out-of-the-money options were cancelled, and Bear Creek’s outstanding warrants became exercisable for Highlander common shares, adjusted for the exchange ratio (Note 15).

The acquisition has been accounted for as a business combination under IFRS 3 using the acquisition method, with the Company identified as the acquirer, and Bear Creek has been consolidated from the Acquisition Date. As the Company held an interest in Bear Creek before obtaining control, the previously held interest was remeasured to its fair value of $41,685 at the Acquisition Date, resulting in a gain of $28,466 recognized in net loss.

a)	Purchase consideration

Total purchase consideration comprises the Highlander common shares issued, valued at the Company’s closing share price on February 25, 2026, and the fair value of the previously held interest in Bear Creek:

Bear Creek outstanding common shares as at February 26, 2026[1]		308,301,938
Exchange Ratio		0.1175
Total Highlander shares issued		36,225,457

Highlander share price[2]	C$	9.71

Purchase consideration		351,749
Fair value of previously held interest in Bear Creek[3]		57,046
Total purchase consideration	C$	408,795

Total purchase consideration[4]		$298,718

[1]	Immediately prior to closing of the Arrangement, Highlander Silver held 50,000,000 Bear Creek shares, representing approximately 13.95% of the outstanding shares. Pursuant to the Arrangement, Highlander Silver acquired the remaining 308,301,938 Bear Creek shares, resulting in 100% ownership of Bear Creek.
[2]	Closing price of Highlander’s common shares on the TSX on February 25, 2026.
[3]	Fair value of the previously held 50,000,000 Bear Creek Shares was determined based on the Exchange Ratio and the closing price of Highlander’s common shares on the TSX on February 25, 2026.
[4]	The exchange rate used to translate U.S. dollar amounts into Canadian dollars was US$1.00 = C$1.3685, based on the closing exchange rate effective as of February 25, 2026.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

Preliminary Purchase Price Allocation

The following table summarizes the preliminary estimates of the fair values of the identifiable assets acquired and liabilities assumed. Final valuations are not yet complete, and the values assigned are preliminary and subject to change. The Company expects to finalize the determination of the fair values of the assets acquired and liabilities assumed, including deferred taxes, within 12 months of the Acquisition Date, which could result in material differences from the preliminary values presented in these condensed consolidated interim financial statements.

		Preliminary (June 30, 2026)	Adjustments[5]	Revised (September 30, 2026)
Assets
Cash and cash equivalents		$16,194	$–	$16,194
Inventory		13,412	–	13,412
Receivables		636	(121)	515
Prepaids and other		1,623	–	1,623
Tax receivable		7,782	121	7,903
Non-current assets
Receivables		1,907	–	1,907
Reclamation deposit		3,385	–	3,385
Property and equipment		173,361	(119,939)	53,422
Mineral property interests		311,136	126,558	437,694
Right-of-use assets		557	–	557
Tax receivable		2,175	–	2,175
Total assets		$532,168	$6,619	$538,787
Liabilities
Accounts payable and accrued liabilities	(b)	$(29,658)	$–	$(29,658)
Community projects obligation		(1,190)	–	(1,190)
Current portion of stream arrangements	(b)	(24,859)	(2,743)	(27,602)
Lease liabilities		(254)	–	(254)
Tax payable		(2,098)	–	(2,098)
Other liabilities		(61)	–	(61)
Short term loan	(b)	(383)	(60)	(443)
Note payable	(b)	(8,885)	(980)	(9,865)
Convertible debenture and notes	(b)	(16,273)	(2,212)	(18,485)
Warrant liability		(8,610)	–	(8,610)
Non-current liabilities
Accounts payable and accrued liabilities		(770)	–	(770)
Community projects obligation		(9,728)	–	(9,728)
Deferred tax liability		(117,500)	(624)	(118,124)
Lease liabilities		(244)	–	(244)
Reclamation provision		(12,175)	–	(12,175)
Other liabilities		(762)	–	(762)
Total liabilities		$(233,450)	$(6,619)	$(240,069)
Net assets acquired		298,718	–	298,718
Total purchase consideration		$298,718	$–	$298,718

The cash outflow of $13,219 presented in investing activities is the cost of the 50,000,000 Bear Creek common shares held by the Company before the Acquisition Date, acquired through the C$18,000 private placement. The previously held interest was remeasured to its fair value of $41,685 at the Acquisition Date, resulting in the gain of $28,466. The Highlander common shares issued as consideration had a fair value of $257,033 (C$351,749). Cash acquired of $16,194 is presented separately in the consolidated statement of cash flows.

[5]	During the three months ended September 30, 2026, the purchase price allocation was revised to reflect a reallocation between Corani’s and Mercedes’ mineral property interests, resulting in corresponding adjustments to the fair values of debt and the deferred tax liability.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

b)	Debt Settlement Arrangements

Concurrently with closing, the Company settled Bear Creek’s debt and stream obligations, as well as the Wheaton advance included in accounts payable (the “Debt Settlement Arrangements”). The Mercedes gold and silver stream was terminated.

	Royal Gold	Equinox	Wheaton	Total
Cash paid	$6,200	$1,600	$2,552	$10,352
NSR granted	1.75% Corani (2.75% in total) and 2% Mercedes	0.5% Corani	–	–
Value of NSRs granted	$39,372	$9,223	$–	$48,595

The portion of the NSRs not subject to buy-back options was accounted for as a partial disposition of the underlying mineral properties: $24,603 was deducted from mineral property interests (Corani) and $7,092 from property and equipment (Mercedes) (Notes 10 and 11). The portion subject to the Company’s buy-back options of $16,900 did not qualify for derecognition and was recognized as an NSR buy-back liability, measured at amortized cost. The liability is accreted from its initial carrying amount of $16,900 to the exercise prices of the buy-back options ($30,000 for Royal Gold and $8,333 for Equinox) over the expected exercise period, using the effective interest method. Accretion of $5,996 was recognized in finance costs for the period from the Acquisition Date to September 30, 2026. As at September 30, 2026, the NSR buy-back liability was $22,896 (December 31, 2025 – $nil). The NSR buy-back terms are described in Note 11.

Acquisition-related costs of $29 and $4,166 for the three and nine months ended September 30, 2026 were expensed in general and administrative expenses (Note 19). From the Acquisition Date to September 30, 2026, Bear Creek contributed revenue of $93,973 and a net loss before income taxes of $18,212. Had the acquisition occurred on January 1, 2026, consolidated revenue and net loss before income taxes for the nine months ended September 30, 2026 would have been $116,165 and $19,011, respectively.

5.	short-term investment

	September 30, 2026	December 31, 2025
Dual-currency deposit	$7,067	$–

Short-term investment consists of a one-month dual-currency deposit held with a Canadian bank. The deposit contains an embedded foreign exchange option (USD/CAD) and, as the host is a financial asset, is measured in its entirety at fair value through profit or loss. Fair value is classified within Level 2 of the fair value hierarchy and is based on observable inputs, being the USD/CAD spot and forward rates, volatility and the remaining term to maturity.

6.	Inventory

	September 30, 2026	December 31, 2025
Materials and supplies	$2,791	$–
Mineral inventory	1,723	–
Work in progress	1,014	–
Current ore stockpiles	234	–
	$5,762	$–

During the three and nine months ended September 30, 2026, the Company recorded a reversal of previous NRV adjustment to inventory of $868 and $127, respectively (three and nine months ended September 30, 2025 – $nil).

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

7.	Receivables

	Note	September 30, 2026	December 31, 2025 (Restated – Note 3)
Amount due from a related party	21	$–	$20
Other receivables		2,855	46
Trade receivables		5,610	–
Total		$8,465	$66
Less: current portion		(7,301)	(66)
Non-current portion		$1,164	$–

Other receivables include deferred consideration receivable of $2,075 from the sale of Tassa Project, assumed on the acquisition of Bear Creek (Note 4). The sale agreement was executed on December 10, 2025 for total consideration of $3,500, of which $1,000 has been received to date. The remaining $2,500 is receivable as $1,000 on or before June 10, 2027 and $1,500 on or before June 10, 2028, and is secured by a first-ranking security interest over the Tassa concessions. The receivable is carried at amortized cost using the effective interest method (undiscounted: $2,500). Colque or its successors granted Bear Creek a 2% NSR in respect of all minerals produced from Tassa, of which Colque may buy back 1% for an additional $2,500.

8.	Tax Receivable

	September 30, 2026	December 31, 2025 (Restated – Note 3)
Income tax prepayment	$33	$–
Value-added tax receivables	10,844	403
Other tax receivables	2,474	–
Total	$13,351	$403
Less: current portion	(11,006)	(156)
Non-current portion	$2,345	$247

9.	Reclamation Deposits

Reclamation deposits of $3,430 (December 31, 2025 – $44) consist of restricted cash held with financial institutions in Peru as collateral for environmental bonding requirements. This includes $3,385 pledged as collateral for a $3,983 surety bond posted in favour of the Peruvian Ministry of Energy and Mines for the Corani Project mine closure plan, and $45 related to the San Luis Project. The deposits will be released once the Company fulfils the applicable regulatory obligations. No reclamation provision has been recognized for the Corani Project as no significant environmental disturbance has occurred to date.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

10.	Property and Equipment

	Note	Mineral Property	Mining and Other Equipment	Total
Balance, October 1, 2024 (Restated)[1]		$–	$70	$70
Additions (Restated)[1]		–	148	148
Amortization and depletion (Restated)[1]		–	(30)	(30)
Foreign exchange adjustment (Restated)[1]		–	22	22
Balance, December 31, 2025 (Restated)[1]		$–	$210	$210
Additions		20,566	4,375	24,941
Acquisition of Bear Creek (Note 4)		1,394	52,028	53,422
Issuance of NSRs pursuant to Debt Settlement Arrangements (Note 4)		(7,092)	–	(7,092)
Change in estimate of reclamation provision	14	3,072	–	3,072
Amortization and depletion		(1,073)	(10,736)	(11,809)
Foreign exchange adjustment		–	134	134
Balance, September 30, 2026		$16,867	$46,011	$62,878

1 Refer to Note 3

Deposits on non-current assets of $3,868 (December 31, 2025 – $nil) consist of advance payments made to suppliers for construction activities and the purchase of mining and other equipment. These deposits will be applied against future payments to those vendors.

Depletion, amortization and depreciation in the statement of net loss of $14,212 for the nine months ended September 30, 2026 comprises $11,527 recognized from property and equipment and $2,685 released from inventory. Of the $11,809 of amortization and depletion in the table above, $11,527 is included in depletion, amortization and depreciation in the statement of net loss and $282, relating to property and equipment not used in production, is included in exploration expenses (Note 18). As at September 30, 2026, inventory includes $498 of capitalized depletion and depreciation.

During the three months ended September 30, 2026, the Company recognized a reversal of depletion expense of $17,740 on the Mercedes Mine. The reversal was a measurement period adjustment resulting from revised fair values of the Bear Creek purchase price allocation (Note 4), which lowered the depletable carrying amount of the Mercedes Mine. It was recognized in the current period and included in depletion, amortization and depreciation expense.

11.	Mineral Property Interests

	San Luis (Peru)	Corani (Peru)	La Estrella (Peru)	Total
Balance, October 1, 2024 (Restated)[1]	$7,937	$–	$33	$7,970
Acquisition of concession (Restated)[1]	20	–	–	20
Transfer of concession (Restated)[1]	14	–	(14)	–
Foreign exchange adjustment (Restated)[1]	900	–	2	902
Balance, December 31, 2025 (Restated)[1]	$8,871	$–	$21	$8,892
Acquisition of Bear Creek (Note 4)	–	437,694	–	437,694
Issuance of NSRs pursuant to Debt Settlement Arrangements (Note 4)	–	(24,603)	–	(24,603)
Foreign exchange adjustment	(209)	–	–	(209)
Balance, September 30, 2026	$8,662	$413,091	$21	$421,774

1 Refer to Note 3

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

The Company’s wholly-owned projects are comprised of the rights to explore the mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to an NSR, as detailed below.

Project	Royalty holder	NSR	Buy-back option
San Luis(1)	SSR Mining	4%	2% for $15,000 at any time before the start of mine construction
San Luis (24 claims)	Esperanza Resources	1%	–
San Luis (2 claims)	Metalla Royalty & Streaming	1%	–
Corani	Royal Gold	2.75% (secured)	0.5% for $25,000(2), or 0.75% for $30,000 if a final investment decision (“FID”) is made before December 31, 2028
Corani	Equinox Gold	0.5%	0.167% for $8,333(2)
La Estrella	Compañía Minera Ares	2%	50% for $200 and the remaining 50% for $300, at any time

(1)	The Company may pay up to $37,500 of contingent consideration to SSR Mining on the achievement of project milestones at the San Luis Project, of which $2,500 has been paid. The remaining milestones, related to the completion of a feasibility study and commercial production, have not been recognized as their achievement is not considered probable.

(2)	Exercisable until the earlier of January 1, 2033, and six months after an FID on the Corani Project.

12.	Accounts payable and accrued liabilities

	Note	September 30, 2026	December 31, 2025 (Restated – Note 3)
Amount due to a related party	21	$10	$593
Trade payables		35,287	858
Salaries payable		2,335	309
Other payables		1,174	20
Total		$38,806	$1,780

13.	Community Projects Obligation

In April 2013, Bear Creek entered into the Framework Agreement for the Sustainable Use of Natural Resources in the Mining Project Corani (the “Framework Agreement”) with the Corani District Municipality and surrounding communities. Under the Framework Agreement, the Company makes annual payments of 4 million Peruvian soles into a trust that funds community projects. The obligation was assumed on the acquisition of Bear Creek (Note 4). As at September 30, 2026, the total undiscounted obligation remaining under the Framework Agreement was $15,130 (December 31, 2025 – $nil).

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

A continuity of the Company’s community projects obligation per the Framework Agreement is as follows:

September 30, 2026
Balance, start of the period	$–
Acquisition of Bear Creek (Note 4)	10,918
Accretion	411
Payment	(1,158)
Foreign exchange adjustment	(245)
Balance, end of period	$9,926
Less: current portion	(1,164)
Non-current portion	$8,762

14.	Reclamation Provision

	September 30, 2026	December 31, 2025 (Restated – Note 3)
Balance, start of the period	$475	$365
Acquisition of Bear Creek (Note 4)	12,175	–
Additions	–	23
Accretion	686	23
Settlement	–	(4)
Post-acquisition change in estimate	3,387	–
Change in estimate	(296)	33
Foreign exchange adjustment	(358)	35
Balance, end of the period	$16,069	$475

The Company initially recognized the provision for environmental rehabilitation related to the Mercedes Mine assumed on acquisition at its acquisition-date fair value, in accordance with IFRS 3. The provision was subsequently remeasured in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, resulting in a $3,387 increase in the provision. The increase was attributable to the change in discount rate methodology applied in measuring the provision subsequent to the acquisition date. There were no changes to the underlying estimated reclamation and closure cash flows.

The net change in estimate of $3,091 (the post-acquisition change in estimate of $3,387 and the change in estimate of $(296)) was recognized as follows: $3,072 was capitalized to mineral property within property and equipment (Note 10), and $19, relating to the San Luis Project, was expensed in exploration expenses (Note 18) as all exploration and evaluation costs at San Luis are expensed.

The Company estimates that the undiscounted future cash flows required to settle the closure provisions at the Mercedes Mine and at the San Luis Project is $25,565 (December 31, 2025 – $481). The Company expects these liabilities to be settled between 2027 and 2034. In calculating the September 30, 2026, estimate, management used the risk-free interest rates ranging from 3.22% to 3.80% (December 31, 2025 – 4%), and inflation rates ranging from 4.20% to 9.00% (December 31, 2025 – 1.95%).

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

15.	Share Capital

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 204,173,418 (December 31, 2025 – 130,910,687)

b)	Share placements

On January 30, 2026, the Company issued 8,060,226 common shares at a price of C$6.80 for gross proceeds of $40,000 in a non-brokered private placement with Mr. Eric Sprott.

On March 11, 2025, the Company issued 23,000,000 common shares at a price of C$1.40 for gross proceeds of $22,282 in a bought deal private placement and on September 29, 2025, the Company issued 23,000,000 common shares at a price of C$3.75 for gross proceeds of $61,957 in a bought deal private placement.

c)	Stock options

For the three and nine months ended September 30, 2026, the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,771 and $5,783, respectively (three and nine months ended September 30, 2025 – $350 and $1,019, respectively). The following table shows the change in stock options during the nine months ended September 30, 2026 and 2025:

	2026			2025
For the nine months ended September 30,	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Balance, start of the period	6,720,000	C$	0.83	5,595,000	C$	0.75
Granted	5,710,000		6.37	1,650,000		1.07
Exercised	(50,000)		0.60	(150,000)		0.58
Forfeited	(800,000)		4.16	–		–
Balance, end of the period	11,580,000	C$	3.33	7,095,000	C$	0.83

The assumptions used in the Black-Scholes option pricing model for the options granted in the nine months ended September 30, 2026 and 2025 were as follows.

Weighted average	2026		2025
Exercise price per share issuable	C$	6.37	C$	1.07
Expected term (years)		5		5
Volatility		88%		93%
Expected dividend yield		–		–
Risk-free interest rate		2.93%		2.95%
Weighted average fair value per option	C$	4.22	C$	0.73

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

The following is a summary of the Company’s outstanding and exercisable stock options as at September 30, 2026:

Outstanding					Exercisable
Expiry date	Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 3, 2026	C$	0.60	25,000	0.09	25,000	0.09
March 12, 2027		0.55	600,000	0.45	600,000	0.45
March 3, 2028		0.42	175,000	1.42	175,000	1.42
October 21, 2029		0.80	3,920,000	3.06	2,030,000	3.06
January 2, 2030		1.04	1,600,000	3.26	400,000	3.26
April 7, 2030		1.90	50,000	3.52	12,500	3.52
January 15, 2031		6.17	4,610,000	4.30	–	4.30
May 12, 2031		8.42	350,000	4.62	–	4.62
September 1, 2031		7.66	250,000	4.92	–	4.92
	C$	3.33	11,580,000	3.50	3,242,500	2.49

d)	Warrants

As an incentive to complete a private placement, the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to the private placement units. Finders’ warrants may be issued as a private placement share issuance cost and are valued using the Black-Scholes option pricing model.

Pursuant to the Arrangement, each Bear Creek warrant became exercisable for 0.1175 common shares of the Company. The exercise price of each Bear Creek warrant is C$0.42, which is the amount the Company will receive upon exercise of each Bear Creek warrant.

Upon completion of the acquisition of Bear Creek (Note 4), the Company reassessed the classification of the Bear Creek warrants from Highlander’s perspective. As the exercise price is denominated in Canadian dollars, Highlander’s functional currency, the Bear Creek warrants have been classified as equity instruments.

The continuity of the Company’s shares issuable pursuant to exercise of warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price
Outstanding, September 30, 2024	29,975,000	C$	0.15
Exercised	(734,702)		0.15
Outstanding, December 31, 2025	29,240,298	C$	0.15
Acquisition of Bear Creek[6] (Note 4)	1,896,693		3.57
Exercised	(28,915,298)		0.15
Exercised	(11,750)		3.57
Outstanding, September 30, 2026	2,209,943	C$	3.07

Of the 28,915,298 warrants exercised during the period, 5,000,000 were exercised in December 2025 at C$0.15 per share for proceeds of $547, which were received in 2025 and recorded as a commitment to issue shares at December 31, 2025. The related common shares were issued on January 6, 2026.

The remaining contractual lives of the outstanding warrants and Bear Creek warrants are 0.05 years and 2 years, respectively.

[6]	Each Bear Creek warrant is exercisable for 0.1175 common shares of the Company at an exercise price of C$0.42 per Bear Creek warrant. This is equivalent to an implied exercise price of approximately C$3.57 per the whole issuable common share of the Company issuable.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

16.	Revenue

The Company’s revenues are primarily from sales of gold and silver from the Mercedes Mine, following the acquisition of Bear Creek on February 26, 2026. From the Acquisition Date to September 30, 2026, the Company sold gold and silver products to two customers. One customer contributed more than 90% to the total revenues from mining operations. However, the Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide. Revenue by metal was as follows:

	Three months ended September 30,	Nine months ended September 30,
	2026	2026
Gold	$35,170	$87,613
Silver	2,576	6,360
	$37,746	$93,973

17.	Cost of Sales

The Company’s cost of sales from the Acquisition Date to September 30, 2026, is as follows:

	Three months ended September 30,	Nine months ended September 30,
	2026	2026
Raw materials and consumables	$6,476	$15,748
Salaries and benefits	3,889	9,465
Contractors and outside services	8,839	22,377
Other expenses	3,925	9,368
Changes in inventory	881	4,756
	$24,010	$61,714

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

18.	Exploration Expenses

The Company’s exploration expenditures by activity are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Assay and analysis	$537	$152	$721	$226
Community relations	760	69	1,232	112
Concession fees	–	–	2,166	1,484
Depreciation	454	11	483	18
Drilling and drilling related costs	4,839	200	7,719	339
Environmental, regulatory and permitting	306	25	620	38
Geological and geophysical investigations	320	–	839	26
Reclamation provision	14	28	19	58
Salaries, contractors and project administration	3,037	953	6,555	1,682
Site preparation, camp and field expenses	9,224	658	11,654	1,024
Studies	2,768	7	4,030	12
	$22,259	$2,103	$36,038	$5,019

The Company’s exploration expenditures are incurred primarily in Peru. Depreciation of $483 for the nine months ended September 30, 2026 comprises $282 relating to property and equipment (Note 10) and $201 relating to right-of-use assets.

19.	General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Office and other	$921	$190	$3,753	$700
Professional fees	725	133	2,315	365
Salaries and benefits	487	420	1,693	1,243
Share-based compensation	1,771	350	5,783	1,019
Transaction costs	29	–	4,166	–
	$3,933	$1,093	$17,710	$3,327

20.	Mercedes Mine Tax Audits

Bear Creek acquired the Mercedes gold mine from Equinox on April 21, 2022. The agreement governing the purchase of the Mercedes Mine includes tax indemnity provisions. Minera Mercedes Minerales S. de R.L. de C.V., the subsidiary of the Company that directly owns the Mercedes Mine, is currently under income tax audit by the Mexican Tax Authorities for the 2016 tax year. The primary issue under examination relates to income recognition and deductibility of certain expenses.

Since no final assessment has been issued by the Mexican tax authorities, the Company has determined that it is not possible to reasonably estimate the potential range of outcomes or determine if the Company has a present obligation related to this as of September 30, 2026. The amount and timing of any final assessment in the audit is uncertain, may be appealed, and subject to the tax indemnity provisions from Equinox as previously mentioned. Accordingly, no liability has been recorded in the financial statements for this matter. The Company will continue to monitor developments and will recognize a liability when the Company has a present obligation to pay income tax and the amount can be reliably estimated.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

21.	Related Party Transactions

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended September 30, 2026 and 2025 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Share-based compensation	$1,174	$267	$4,136	$788
Salaries and benefits	229	233	789	740
Professional fees	38	–	105	–
	$1,441	$500	$5,030	$1,528

As of September 30, 2026, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of December 31, 2025, accounts payable and accrued liabilities included $593 due to key management personnel referred to above.

Related party arrangement

On October 21, 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2026, was approximately $923 (December 31, 2025 – $529), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Salaries and benefits	$469	$423	$2,326	$1,344
Office and other	108	100	379	354
	$577	$523	$2,705	$1,698

At September 30, 2026, amounts in accounts payable and accrued liabilities include $10 due to a related party (December 31, 2025 – included in receivables is an amount due from a related party of $20) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

22.	Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Non-cash investing and financing activities:
Reclassification of commitment to issue shares	$–	$–	$547	$–
Transfer on expired stock options	–	–	–	10
NSR royalties issued as part of debt settlement (Note 4)	–	–	31,695	–
Shares issued on acquisition of Bear Creek (Note 4)	–	–	257,033	–
Accrued share issuance costs	$–	$203	$–	$203

23.	Segmented Information

The Company has determined that it has three reportable segments, consisting of Mercedes, comprising mining operations in Mexico; Corani, comprising mineral exploration and development activities in Peru; and San Luis and La Estrella, comprising mineral exploration activities in Peru. The other category primarily comprises corporate and unallocated items that are not considered reportable segments and is presented solely to facilitate reconciliation.

The following is an analysis of the total assets by geographical area:

	September 30, 2026	December 31, 2025 (Restated – Note 3)
Current assets
Peru	$5,862	$495
Mexico	21,406	–
Canada	75,588	78,817
	102,856	79,312
Non-current assets
Peru	440,316	9,392
Mexico	55,549	–
Canada	11	9
	$598,732	$88,713

The Company’s operating segments are managed and assessed separately, with each segment comprising a single mine or exploration projects that are exposed to similar operating, financial and regulatory risks. The following tables present information about the Company’s reportable operating segments:

	Total assets		Total liabilities
	September 30, 2026	December 31, 2025 (Restated – Note 3)	September 30, 2026	December 31, 2025 (Restated – Note 3)
Mercedes	$76,955	$–	$(44,583)	$–
Corani	436,400	–	(48,703)	–
San Luis and La Estrella	9,778	9,887	(966)	(856)
Other	75,599	78,826	(116,823)	(2,673)
	$598,732	$88,713	$(211,075)	$(3,529)

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

Results for the three months ended September 30, 2026

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other income (expenses)	Net income (loss)
Mercedes	$37,746	$(24,491)	$3,746	$(244)	$(3,088)	$13,669
Corani	–	–	–	(20,935)	294	(20,641)
San Luis and La Estrella	–	–	–	(841)	(14)	(855)
Other	–	(202)	–	(239)	(8,869)	(9,310)
	$37,746	$(24,693)	$3,746	$(22,259)	$(11,677)	$(17,137)

Results for the nine months ended September 30, 2026

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other income (expenses)	Net income (loss)
Mercedes	$93,973	$(63,439)	$(14,212)	$(244)	$1,337	$17,415
Corani	–	–	–	(30,528)	856	(29,672)
San Luis and La Estrella	–	–	–	(5,136)	(82)	(5,218)
Other	–	(3,663)	–	(130)	12,806	9,013
	$93,973	$(67,102)	$(14,212)	$(36,038)	$14,917	$(8,462)

Results for the three months ended September 30, 2025

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses	Net loss
San Luis and La Estrella (Restated)	$–	$–	$–	$(2,103)	$(1,004)	$(3,107)
	$–	$–	$–	$(2,103)	$(1,004)	$(3,107)

Results for the nine months ended September 30, 2025

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses	Net loss
San Luis and La Estrella (Restated)	$–	$–	$–	$(5,019)	$(3,211)	$(8,230)
	$–	$–	$–	$(5,019)	$(3,211)	$(8,230)

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

24.	Financial Instrument Risk Exposure and Risk Management

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, short-term investment, receivables and reclamation deposits. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $87,055 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the three and nine months ended September 30, 2026, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $205 and $711 to the Company’s income, respectively (three and nine months ended September 30, 2025 – $42 and $105, respectively).

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

On September 30, 2026, the Company had contractual cash flow commitments as follows:

	2026	2027	2028	2029	2030 and beyond	Total
Accounts payable and accrued liabilities (Note 12)	$38,806	$–	$–	$–	$–	$38,806
Community projects obligations (Note 13)	–	1,164	1,164	1,164	11,638	15,130
Office and warehouse rent obligations	221	605	378	388	159	1,751
Other liabilities	820	320	272	314	3,111	4,837
Reclamation provision (Note 14)	–	519	–	3,373	21,673	25,565
Tax payable	3,965	–	–	–	–	3,965
	$43,812	$2,608	$1,814	$5,239	$36,581	$90,054

Highlander Silver Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – in thousands of United States Dollars, unless otherwise noted)

d)	Foreign currency risk

The Company is operating in Canada, Peru and Mexico and is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily with respect to Canadian dollars, Peruvian soles, Mexican pesos and US dollars. On September 30, 2026, the Company had not entered into any contracts to manage foreign exchange risk other than the short-term investment in Note 5.

As at September 30, 2026, the Company had C$10,000 of its Canadian dollar cash placed in a one-month dual-currency deposit with a Canadian bank. The Company deposits Canadian dollars for a month and earns a higher rate of interest than on a regular term deposit. In exchange, the amount repaid depends on the US dollar to Canadian dollar exchange rate at maturity date compared with a rate fixed at the start (the “strike rate”). If the rate is above the strike rate, the deposit is repaid in Canadian dollars, plus interest. If the rate is below the strike rate, the deposit is repaid in US dollars, converted at the strike rate, plus interest. The deposit is measured at fair value through profit or loss. As at September 30, 2026, it had a fair value of $7,067, and the Company recognized a fair value gain of $19 in the quarter. The deposit matured on October 14, 2026 and was settled in Canadian dollars. This is the only foreign exchange contract the Company has entered into, and it is not designated as a hedge.

As at September 30, 2026, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian soles, Mexican pesos and US dollars.

	Canadian dollars (000’s)	Peruvian soles (000’s)	Mexican pesos (000’s)	US dollars (000’s)
Cash and cash equivalents	$179	$1,003	$2,123	$15,947
Receivables and tax receivable	–	2,462	295,907	17
Reclamation deposit	–	–	–	45
Accounts payable and accrued liabilities and tax payable	(130)	(6,667)	(491,438)	(550)
Lease liability	–	(271)	–	–
Community projects obligation	–	(36,722)	–	–
Reclamation provision	–	–	(271,633)	–
	$49	$(40,195)	$(465,041)	$15,459

For the nine months ended September 30, 2026, if the US dollar to Canadian dollar, Peruvian soles and Mexican pesos currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $5,758 (nine months ended September 30, 2025 – $77).

25.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amounts of cash and cash equivalents, receivables, reclamation deposits, accounts payable and accrued liabilities and the NSR buy-back liability approximate their fair values. Financial instruments measured at fair value are categorized into the following three levels of the fair value hierarchy:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly.

Level 3 – unobservable inputs for which market data are not available.

The short-term investment (Note 5) is measured at fair value through profit or loss based on observable foreign exchange rates and is classified as Level 2. There were no transfers between levels during the period.